

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Gary Simanson
President and Chief Executive Officer
Thunder Bridge Capital Partners IV, Inc.
9912 Georgetown Pike
Suite D203
Great Falls, VA 22066

   **Re: Thunder Bridge Capital Partners IV, Inc.**
     **Registration Statement on Form S-1**
     **Filed March 16, 2021**
     **File No. 333-254359**

Dear Mr. Simanson:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 filed on March 16, 2021

Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Subsequent Events, page F-11

1.  Please revise your disclosure to identify the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

  You may contact Mindy Hooker at 202-551-3732 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Geoff Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Stuart Neuhauser